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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)

                             COMSHARE, INCORPORATED
                            (Name of Subject Company)

                             COMSHARE, INCORPORATED
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                    205912108
                      (CUSIP Number of Class of Securities)

                               Brian J. Jarzynski
          Senior Vice President, Chief Financial Officer and Treasurer
                             Comshare, Incorporated
                              555 Briarwood Circle
                            Ann Arbor, Michigan 48108
                                  (734)994-4800
    (Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 with copies to:

                             Thomas S. Vaughn, Esq.
                               Dykema Gossett PLLC
                             400 Renaissance Center
                             Detroit, Michigan 48243
                                 (313) 568-6800


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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         This Amendment No. 3 to Schedule 14D-9 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on July 1, 2003, as amended by Amendment Nos. 1 and 2 to the Schedule 14D-9 filed with the Securities and Exchange Commission on July 16, 2003 and July 18, 2003, respectively, by Comshare, Incorporated (the "Company"), a Michigan corporation, relating to the tender offer made by Conductor Acquisition Corp., (the "Purchaser") a Michigan corporation and an indirect wholly owned subsidiary of Geac Computer Corporation Limited, a corporation governed by the Canada Business Corporations Act, ("Geac"), as set forth in a Tender Offer Statement filed by Purchaser on Schedule TO, dated July 1, 2003, for all of the outstanding common stock of Comshare, including the Series A Preferred Stock purchase rights associated thereto, at a price of $4.60 net per share, upon the terms and subject to the conditions set forth in the Schedule TO.

         Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Schedule 14D-9 or the Offer to Purchase. The Schedule 14D-9 is hereby amended and supplemented as follows:

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

         (1) The following is added after the second sentence of the second paragraph under "-- Background":

         "The parties selected by the executive officers of the Company to be contacted were identified in discussions among the Board of Directors, executive officers of the Company and representatives of Bryant Park Capital. The parties were selected based upon the executive officers', Bryant Park Capital's and Mr. Crandall's knowledge of the software industry, the business and acquisition activities of the identified parties, and research conducted by Bryant Park Capital regarding the identified parties. The principal criteria used in identifying and selecting the parties to be contacted were:

              (i) involvement in the enterprise software industry, either as a provider of enterprise software products or as a financial buyer acquiring software companies;

              (ii) the extent to which the Company's products, technology, markets and business operations complement those of the party and the potential opportunities for cost savings from the integration of the two companies, since the Company believed that, the more complementary the businesses were, and the greater the potential cost savings from integrating, the more likely the party would be interested in acquiring the Company and the higher the value they might be willing to pay;

              (iii) the financial position of the party, as a means of evaluating a party's ability to finance an acquisition of the Company and pay a higher price; and

              (iv) recent acquisition activity or announcements, as a indication of a party's interest in considering an acquisition and preparedness to complete an acquisition."

         (2) The seventh sentence of the second paragraph under "--Background" is replaced in its entirety with the following:

          "As of February 14, 2003, there were six potentially interested parties. The Board of Directors' discussion at the meeting, to the extent that it related to the potential acquisition of the Company, involved the level of preliminary due diligence undertaken to date by these parties, the level of interest expressed by each of these parties in making a proposal to acquire the Company, which ranged from interested to uncertain, and a report on the other parties contacted that had decided not to pursue an acquisition of the Company. The Board of Directors directed Mr. Crandall to seek preliminary acquisition proposals from the interested parties, including an indication of a preliminary valuation range. As indicated below, only one of the interested parties ultimately provided such a preliminary acquisition proposal."

         (3) The seventh sentence of the fourth paragraph under "--Background" is replaced in its entirety with the following:

         "No party which initially expressed an interest in acquiring the Company, other than Geac, ultimately decided to pursue, at a higher price than $4.60 per Share (the ultimate price of Geac's Offer), a transaction



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         with the Company. The reasons provided to the Company by parties deciding not to pursue a transaction with the Company varied from party to party, and in some cases no reason was given. The reasons provided were (i) insufficient product synergies, (ii) different product direction than the Company's products, (iii) high perceived cost of integrating the Company and its products, (iv) the Company's high operating costs, which were perceived by the party as high, (v) incompatible base technologies and/or the high cost of maintaining multiple base technologies and (vi) lack of time, interest or resources to pursue an acquisition."

         (4) The sixth bullet point under "-- Reasons for the Recommendation" is replaced in its entirety with the following:

         o "The evaluation undertaken by the Board in November 2002, with the assistance of senior management and the Company's financial and legal advisors, of the Company's strategic alternatives. The strategic alternatives considered by the Board were (i) the sale of the Company, (ii) continuing to operate the Company as then currently structured, (iii) restructuring the Company to significantly reduce its operating costs, (iv) changing management of the Company and (v) revising the Company's business strategy to refocus its product offerings on the needs of specific industries. The Board believed that each of the alternatives other than the sale of the Company would take a substantial period of time and effort to implement and involved uncertainties as to the Company's ability to successfully implement the alternative. The Board also was not confident that these alternatives would ultimately provide increased shareholder value, even if successfully implemented, and determined that they involved the risk of decreasing shareholder value if not successfully implemented. Based upon this evaluation, the Board decided to determine the level of interest potential acquirers had in acquiring the Company to assist it in determining if the sale of the Company was in the best interests of the Company's shareholders;"

         (5) The seventh bullet point under "-- Reasons for the Recommendation" is replaced in its entirety with the following:

         o "The process undertaken to seek potential acquirers of the Company, including the use of a process to determine the level of interest of potential acquirers by contacting specifically identified potential strategic and financial buyers that were involved in the enterprise software industry and determined to be the most likely acquirers of the Company, and the Board's view that conducting an extensive public auction process to sell the Company, entailing the risks to its customer base and employee retention that are inherent in a public auction, would have been detrimental to the Company's existing operations. The process of identifying and selecting the potential acquirers to be contacted is described under "--Background." The process of contacting potential acquirers was conducted primarily by Mr. Crandall, with the assistance of representatives of Bryant Park Capital. Discussions with potential acquirers concerning their interest in acquiring the Company were principally conducted by Mr. Crandall, who provided periodic updates of his activities to the executive officers of the Company and the Board of Directors. Executive officers of the Company and representatives of Bryant Park Capital also participated in some of these discussions. The Board of Directors, in determining to recommend the Offer and Merger, took into consideration that potentially interested parties had been contacted whom they believed to be the most likely acquirers of the Company, but that a public auction had not been conducted. Accordingly, the Board of Directors required the inclusion in the Merger Agreement of provisions permitting it to withdraw or modify its recommendation of the Offer and Merger, to terminate the Merger Agreement and to accept a Superior Proposal (as defined below) if a Superior Proposal was received by the Company after the execution and announcement of the Merger Agreement. A discussion of these provisions is contained in the fifteenth
              (15th) bullet point under "--Reasons for the Recommendation;"

ANNEX B.  INFORMATION STATEMENT.

         (1) The following is added at the end of footnote (1) under "Stock Ownership of Certain Beneficial Owners and Management -- Principal Shareholders":

          "Benson Associates, LLC ("Benson") is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Persons other than Benson have the right to receive dividends from or the proceeds of the sale of the Company's Common Stock held by Benson, no one of which holds such rights to receive proceeds or dividends with respect to more than 5% of the outstanding shares of the Company's Common Stock. Benson disclaims beneficial ownership of the Common Stock reported in the table as beneficially owned by it."


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                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     COMSHARE, INCORPORATED


                                     By:  /s/ Brian J. Jarzynski
                                          --------------------------------------
                                          Brian J. Jarzynski
                                          Senior Vice President, Chief Financial
                                          Officer and Treasurer

Dated:  July 28, 2003




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